Exhibit 1.01

January 1, 2025

Raymond Vennare

Predictive Oncology Inc.

91 43rd Street, Suite 110

Pittsburgh, PA 15201

Confidential

Dear Raymond,

Thank you very much for the opportunity to review Predictive Oncology Inc. (referred to as the “Company”, “Predictive”, or the “Seller”). We have enjoyed our discussions with you to date and are excited about your business model and prospects and very encouraged by the potential that we could achieve together. This letter (“Letter”) sets forth the economic and certain other terms related to the proposed acquisition of all of the capital stock of Predictive by Renovaro Inc. or an affiliate (“Buyer”). The acquisition of the Company is referred to as the “Transaction” and Buyer and Seller are referred to collectively as the “Parties.” This Letter is intended to be legally binding upon execution by you as provided below, provided that it shall terminate automatically as provided in paragraph 4 below if the Parties have not executed the definitive agreement for the Transaction.

The Parties agree as follows:

1.	The purchase price for all capital stock of the Company (including all derivative securities) outstanding on the date of the closing of the Transaction, on a cash-free, debt-free basis will consist of shares of a newly created series of preferred stock of Renovaro (the “Preferred Stock”), which will be initially convertible into up to 9,000,000 shares of Renovaro common stock on a 1:1 conversion ratio. The number of shares of Preferred Stock to be issued will equal the number of shares of Company common stock outstanding at the time the merger agreement is executed. The Preferred Stock shall be redeemed by Renovaro for $3.00 per share not later than 18 months after closing of the merger if it has not already been redeemed or converted as described immediately below. From the date of the closing, (i) Renovaro or the holders of Preferred Stock individually shall each have the right to convert the Preferred Stock that they hold into freely tradeable registered shares of Renovaro common stock at a 1:1 conversion ratio at any time after the market trading price of Renovaro’s common stock has traded at or above $4.50 for 30 consecutive trading sessions; and (ii) Renovaro has the right to redeem the Preferred Stock for cash at a redemption price of $3.00 per share if the trading price of its common stock is $3.00 or less or it has not been converted under (i) within 30 days after the first date on which the holder could request such conversion. During the period from the date hereof to the date this Letter is terminated pursuant to Section 3 below:
a.	the Company and its directors, officers, employees, agents and other representatives shall authorize Buyer to conduct its due diligence investigation, including visits by Buyer personnel and/or representatives to the premises of the Company and at the Company’s discretion will provide (i) reasonable access to its properties, personnel, customers, vendors, landlords, facilities, contracts, books and records, financial and operating data, contracts and other documents; and (ii) access to all books and records, financial and operating data, contracts and other documents or information as Buyer or its representatives may reasonably request, provided, that the Company shall be entitled to withhold competitively sensitive information, including without limitation pricing, terms and employee data, until the Transaction process has significantly progressed.
b.	Buyer and its directors, officers, employees, agents and other representatives shall authorize the Company to conduct its due diligence investigation and at the Company’s discretion will provide access to all books and records, financial and operating data, contracts and other documents or information as the Company or its representatives may reasonably request, provided, that Buyer shall be entitled to withhold competitively sensitive information, including without limitation pricing, terms and employee data, until the Transaction process has significantly progressed.

2.	During the period from the date hereof to the date this Letter is terminated pursuant to Section 4 below, the Company will operate its business in the ordinary course, consistent with past practices. Without limiting the generality of the foregoing, the Company will not (i) enter into contracts outside the ordinary course of business to be performed after Closing, (ii) unless previously disclosed to Buyer, increase compensation or benefits to any senior executives, (iii) waive rights to receive any accounts receivable or loan receivable, or (iv) waive any other material rights or claims of the Company. Notwithstanding the foregoing, Buyer acknowledges and agrees that the Company may, without Buyer’s consent or approval, (i) issue up to 2,333,007 shares of common stock for a warrant exercise and (ii) may discuss, negotiate and agree upon a potential sale of its Skyline business. If the warrant exercise for the full number of such shares in (i) does not happen by January 15, 2025, the Buyer will acquire the unpurchased shares up to a number of shares that does not exceed 19.99% of the Company’s issued and outstanding shares on the same terms as were offered to the warrant holders, provided that such shares shall be unregistered.

3.	This Letter shall terminate upon the earliest to occur of: (i) the execution and delivery of the definitive purchase agreement by the Company and Buyer and (ii) February 28, 2025. Notwithstanding anything to the contrary contained in this Letter, the Company shall not be required to enter into any definitive agreement providing for or otherwise proceed with the Transaction if Buyer has not received additional equity funding of not less than $15 million by February 28, 2025. The Parties acknowledge and agree that the Transaction shall be subject to approval by the Company’s stockholders.

a.	the Parties agree that if within sixty days from the parties’ execution of the definitive agreement the Company is unable to attain such stockholder approval on the Transaction and the Buyer has purchased Company shares as provided in (Paragraph 2) or the equivalent amount of capital is received by the seller either through a warrant exercise or the Buyers purchase of common shares or a combination thereof representing, in the aggregate, additional investment of not less than $1,000,000, then the Company shall provide the Buyer an exclusive royalty free license to its proprietary biobank of tumor samples and its tumor-specific 3D cell culture models, and all related data and technology for a period of two years from such execution. The Buyer agrees that any existing licensing or third-party contracts the Company has at the time the exclusive license is entered into shall continue and be unaffected by the Buyer’s license, including any amendments thereto. Any business generated from the existing licenses will be distributed equally with the Buyer throughout the term of the license.
b.	in the event of the Buyer's purchase or acquisition of any Company shares, the Buyer agrees to vote or have voted all of the Company shares it has acquired in favor of the definitive agreement.

4.	Buyer and the Company (and its equity holders) will be responsible for their own fees and expenses unless otherwise agreed in writing.

5.	In consideration of the expenses that Buyer has incurred and will incur in connection with the proposed Transaction, Company agrees that until such time as this Letter has terminated in accordance with the provisions of paragraph 3, neither it nor any of its representatives, officers, employees, directors, agents, stockholders, subsidiaries or affiliates (“Company Group”), to the extent consistent with applicable law and its directors’ discharge of their fiduciary duties, shall initiate or solicit, entertain, negotiate, accept or discuss, directly or indirectly, any proposal or offer from any person or group of persons other than Buyer and its affiliates (“Acquisition Proposal”) to acquire all or any portion of the Company or its assets, whether by merger, purchase of stock, purchase of assets, tender offer or otherwise, or, except as required in connection with their directors’ discharge of their fiduciary duties, provide any non-public information to any third party in connection with an Acquisition Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Transaction with Buyer. Company agrees to immediately notify Buyer if any member of the Company Group receives any indications of interest, requests for information or offers in respect of an Acquisition Proposal, and will communicate to Buyer in reasonable detail the terms of any such indication, request or offer, and will provide Buyer with copies of all written communications setting forth any such indication, request or offer. Immediately upon execution of this Letter, Company shall, and shall cause the Company Group to, terminate any and all existing discussions or negotiations with any person or group of persons other than Buyer and its affiliates regarding an Acquisition Proposal. Company represents that no member of the Company Group is party to or bound by any agreement with respect to an Acquisition Proposal other than under this Letter.

6.	The parties intend to issue a joint press release (or separate press releases reasonably acceptable to the other party) promptly following their execution of this Letter and acceptance of the terms set forth in the LOI as the basis for their negotiation of a definitive agreement for the Transaction. Until the issuance of the press release(s), the parties agree to keep confidential the fact that discussions are taking place regarding a potential Transaction, and neither party shall disclose information about the proposed terms of such potential Transaction, except to their respective directors, shareholders, officers, employees, financing sources, and professional advisors, on a need-to-know basis for the purpose of completing the proposed Transaction (each of whom will be instructed to maintain confidentiality). The parties continue to be bound by that certain Confidentiality Agreement dated as of December 24, 2024 between Buyer and Predictive Oncology, Inc.

7.	This Letter together with the confidentiality agreement entered into between the parties constitute the entire agreement between the parties regarding the subject matter hereof and thereof and supersede all prior and contemporaneous oral or written agreements, understandings and dealings between the parties relating to the subject matter hereof and thereof. This Letter may not be amended or modified except pursuant to a written instrument executed by Buyer and the Company. This Letter shall not be assignable by any party (except by Buyer to an affiliate) without the consent of the other party hereto. Nothing in this Letter is intended or shall be construed to confer upon any person or entity other than the parties hereto and their successors or permitted assigns any rights or remedies. The laws of the State of Delaware will govern this Letter (and the definitive purchase agreement and other documents, if executed), without regard to conflicts of law rules. This Letter may be executed and delivered in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of either a fully executed counterpart or an executed counterpart of a signature page of this Agreement in electronic format (i.e., “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart of this Agreement, shall be deemed to be original for all purposes, and shall bind the parties to the same extent as that of an original signature.

We very much look forward to working with you to close this proposed Transaction in a timely manner.

Sincerely,

/s/ David Weinstein

David Weinstein

Chief Executive Officer

[SIGNATURE PAGE FOLLOWS]

AGREED AND ACCEPTED:

Predictive Oncology, Inc.

By: /s/ Raymond Vennare

Name: Raymond Vennare

Title: Chief Executive Officer

Date: January 130, 2024